

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 30, 2006

Mr. Frank W. Barker, Jr.
Chief Financial Officer
EarthFirst Technologies, Inc.
2515 E Hanna Ave.
Tampa, FL 33610

> **RE: Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-23897**

Dear Mr. Barker:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Financial Statements

General

2. We note your response to prior comment 5. Given that you state the fair market value of these investments on the date of sale (based upon the market price of common stock of each of the investees) approximated $3,435,000, please tell us how you deemed the original negotiated price of $1,050,000 to be a fair value. Tell us what consideration you gave as to whether compensation expense needed to be recorded for the difference between the market price and the price for which you sold the investments to your Chairman of the Board.

Note 1 – Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies

Impairment of Goodwill and Long-Lived Assets, page F-9

3. We note your response to prior comment 6. Given your recurring losses from operations and your net cash outflows from operations, it is not clear how you determined goodwill is not impaired. Please provide us with your goodwill impairment analysis as of December 31, 2005. Your analysis should clearly demonstrate how you determined that an impairment did not exist. Please also provide us with a summary of all significant assumptions used in your analysis as well as a discussion of how you determined it was appropriate to use these assumptions. For example, you should discuss and provide support for the growth rates and discount rates used.

Note 6 – Sale of Subsidiary, page F-21

4. We note your response to prior comment 10. Please tell us when you will file your restated Form 10-KSB. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with APB 20, paragraphs 36 and 37,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
- updated Item 8A. disclosures should include the following:
  - o a discussion of the restatement and the facts and circumstances surrounding it,
  - o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - o changes to internal controls over financial reporting, and
  - o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- updated certifications.

5. We also remind you that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of concluding that your prior filings should not be relied upon due to error.

* * * *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief